Exhibit 21.1
Subsidiaries of the Registrant
Networks In Motion, Inc., a Delaware corporation
Quasar Acquisition, LLC, a Maryland limited liability company
Solvern Innovations, Inc., a Maryland corporation
Longhorn Acquisition LLC, a Maryland limited liability company
NextGen Communications, Inc., a Maryland corporation
NextGen Communications, Inc., a Virginia corporation
NIM (TianJin) Co., Ltd., a corporation registered in China
Networks in Motion Sweden AB, a corporation of Sweden